Exhibit 99.4

CERTIFICATION

Pursuant to 18 U.S.C. section 1350, the undersigned officer of Concordia Healthcare Corp. (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s annual report on Form 40-F for the year ended December 31, 2015 (the “Report”) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results operations of the Company.

/s/ Adrian de Saldanha
Adrian de Saldanha
Chief Financial Officer

March 23, 2016